

February 6, 2008

By Facsimile ((203) 363-7676) and U.S. Mail

Michael Grundei, Esq.
Wiggin & Dana LLP
400 Atlantic Street
Stamford, CT 06901

> **Re: AXS-One Inc.**
> **Schedule TO-I filed February 1, 2008**
> **File No. 005-48761**

Dear Mr. Grundei:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Item 10. Financial Statements

1.   We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. Please tell us why you have determined that the information required by item 1010(b) is not applicable and why you have not provided the summary information required by Item 1010(c).

Offer to Exchange

Summary Term Sheet, page 4

2.   We note that option holders will be eligible to participate in the offer only if they remain employed through the date you grant the new options, which is expected

to be two business days after the expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Please revise here and throughout the offer document, and the letter of transmittal. Also, tell us what consideration you have given to distributing a revised letter similar to the one filed as exhibit (a)(1)(D) to the Schedule TO.

The Offer – Number of Options, page 10

3.   We note your disclosure in the third paragraph that any options tendered by individuals who are no longer employees on the date of grant will be canceled. Please reconcile this with your description of the stock option plans on page 17 where you disclosed that "[i]n the event of the termination of your employment relationship with us, your options…will terminate, generally after a period of time following termination of employment." Revise the offer document and letter of transmittal as necessary. Also, tell us what consideration you have given to distributing a revised letter similar to the one filed as exhibit (a)(1)(D) to the Schedule TO.

The Offer – Conditions of the Offer, page 14

4.   We note your disclosure that you may assert a condition regardless of whether it results from "any action or omission to act by" you. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. With this in mind, please amend the first paragraph on page 14 to exclude your reference to actions or omission to act by the bidder.

5.   Please note that a tender offer may only be subject to conditions that are drafted with sufficient specificity so as to be understandable and to allow for objective verification that the conditions have been satisfied. Please revise this section generally to satisfy the requirement to specify the terms of the offer with reasonable particularity. Note the following examples:

- Revise your conditions section to avoid the term "threatened," as it is unclear how a "threatened" event can be objectively determined.

- Avoid the use of vague terms, such as events that "indirectly" affect the offer.

- In condition (c)(5), the references to "any change in the general political, market, economic, or financial conditions in the United States or abroad."

- In condition (e), the references to any change or changes in the "business, condition, assets, income, operations, plans or prospects or stock

> ownership of AXS-One or our subsidiaries that, in our reasonable judgment, makes it inadvisable to proceed with the offer."

6. Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Interests of Directors and Officers, page 22

7. We note that the company's executive officers intend to participate in the offer. Please revise to disclose the information required by Item 1008(a) of Regulation M-A.

Miscellaneous, page 26

8. We note your reference to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Revise your disclosure to delete the references to the Acts.

Letter of Transmittal

9. We note that in the last paragraph of the first page of the Letter of Transmittal you require tendering security holders to certify that they have "read [and] understood" the terms of the offer. The form improperly asks security holders to certify that they have read and understood the terms of the offer. Please revise to delete the requirement that security holders provide these certifications. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the certification made by security holders that they have read and understand the offer materials as a waiver of liability and that you promise not to assert that this provision constitutes a waiver of liability.

Closing Information

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions